


SECURITI [BARCODE] ION

14047184

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53506

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2013 AND ENDING DECEMBER 31, 2013

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LAFISE SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 SOUTH BISCAYNE BLVD., SUITE 3550

(No. and Street)

MIAMI   FLORIDA   33131

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LUISA FRANCHY   (305) 374-6001

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

(Name – *if individual, state last, first, middle name*)

8370 WEST FLAGLER STREET, SUITE 125, MIAMI SECURITIES AND EXCHANGE COMMISSION FLORIDA 33144

(Address)   (City)   RECEIVED (State)   (Zip Code)

FEB 2 8 2014

03 REGISTRATIONS BRANCH

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __EDUARDO ERANA, PRESIDENT_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __LAFISE SECURITIES CORPORATION_____ , as of _____DECEMBER 31_____, 20_13___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Certain Officers and/or Directors of Lafise Securities Corporation

maintain a proprietary interest in the following accounts: See Below

Jehan Nicole Dowe
COMMISSION # FF031904
EXPIRES: AUG. 18, 2017
WWW.AARONNOTARY.com

Notary Public

Signature

PRESIDENT AND CEO
Title

This report ** contains (check all applicable boxes):
- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [N/A] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [N/A] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [N/A] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Accountant's Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Accounts with Proprietary Interests:
Banco Lafise (Honduras)
Banco Lafise Bancentro
Banco Lafise Costa Rica
Banco Lafise Panama
Lafise Valores de Panama SA
Lafise Valores Puesto de Bolsa (this is the one in Costa Rica)
Lafise Valores Santo Domingo
Lafise Valores Sociedad Anonima (this is the one in Guatemala)
Seguros Lafise Sociedad Anonima
Latin American Financial Services Corp.


LAFISE SECURITIES CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2013

ROTH, JONAS, MITTELBERG,
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

LAFISE SECURITIES CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2013

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA

PETER F. JONAS, CPA

RICKEY I. MITTELBERG, CPA

JOHN C. HARTNEY, CPA

INDEPENDENT AUDITORS REPORT

To the Board of Directors and Stockholders
of Lafise Securities Corporation

Report on the Financial Statements

We have audited the accompanying financial statements of Lafise Securities Corporation (a Florida Corporation) which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United states of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lafise Securities Corporation as of December 31, 2013 and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1,2 and 3 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1,2 and 3 is fairly stated in all material respects in relation to the financial statements as a whole.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida

February 11, 2014

LAFISE SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

A S S E T S

CURRENT ASSETS

Cash in Bank	$	21,680
Cash Deposit With Clearing Organization		100,000
Accounts Receivable -		
Due From Clearing Broker		911,782
Interest Receivable		80,067
Trading Securities Owned, All Marketable at		
Quoted Market, Original Cost - $2,804,221		2,431,410
Prepaid Corporate Income Taxes		31,314
Corporate Income Tax Credit Receivable		153,533
Prepaid Expenses and Other Assets		36,999
Property and Equipment, at Cost, Net of		
Accumulated Depreciation of $22,578		727

TOTAL ASSETS	$ 3,767,512

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts Payable -		
Due to Clearing Broker	$ 2,649,560	
Others	23,676	
Accrued Commissions	40,340	
Total Liabilities		$ 2,713,576

STOCKHOLDERS' EQUITY

Common Stock - $1 Par Value;		
Authorized - 5,000,000 Shares; Issued and		
outstanding - 177,778 Shares	$ 177,778	
Additional Paid-In Capital	704,222	
Retained Earnings	171,936	
Total Stockholders' Equity		1,053,936

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 3,767,512

The accompanying notes are an integral part of these financial statements.

LAFISE SECURITIES CORPORATION

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2013

REVENUES		
Commissions	$ 1,155,273	
Firm Trading	(276,914)	
Interest	57,912	
Other	18,186	
Total Revenues		$ 954,457
OPERATING EXPENSES		
Employee Compensation, Commissions and Benefits	$ 822,183	
Clearance Fees and Brokerage Costs	124,448	
Communication and Quotation Costs	180,594	
Occupancy Expense	157,036	
Taxes, Other than Income Taxes	7,215	
Other Operating Expenses	148,079	
Total Operating Expenses		1,439,555
(LOSS) FROM OPERATIONS		$ (485,098)
INTEREST EXPENSE		47,068
(LOSS) BEFORE CORPORATE INCOME TAX CREDIT		$ (532,166)
CORPORATE INCOME TAX CREDIT		153,533
NET (LOSS)		$ (378,633)

The accompanying notes are an integral part of these financial statements.

LAFISE SECURITIES CORPORATION

STATEMENT OF STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2013

	Common Stock		Additional Paid-in Capital	Retained Earnings
	Shares	Amount		
Balance - January 1, 2013	177,778	$ 177,778	$704,222	$ 550,569
Net (Loss) for the Period	-	-	-	(378,633)
Balance - December 31, 2013	177,778	$ 177,778	$704,222	$ 171,936

The accompanying notes are an integral part of these financial statements.

LAFISE SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2013

OPERATING ACTIVITIES		
Net (Loss)		$ (378,633)
Adjustments to Reconcile Net Profit to Net		
Cash Used in Operating Activities:		
Depreciation	1,116	
Increase in Unrealized Loss on Trading Securities	372,811	
Changes in Operating Assets and Liabilities:		
Decrease in Accounts Receivable from Clearing Broker	308,467	
(Increase) in Interest Receivable	(80,067)	
Decrease in Cash Deposit With Clearing Broker	10,000	
(Increase) in Trading Securities, at Original Cost	(2,804,221)	
Decrease in Prepaid Expenses and Other Assets	2,398	
Decrease in Prepaid Corporate Income Taxes	44,192	
(Increase) in Corporate Income Tax Credit Receivable	(153,533)	
Increase in Due to Clearing Broker	2,649,560	
Increase in Accounts Payable Others and Accrued Expenses	10,242	
NET CASH (USED IN) OPERATING ACTIVITIES		$ (17,668)
(DECREASE) IN CASH		$ (17,668)
CASH AT BEGINNING OF YEAR		39,348
CASH AT END OF YEAR		$ 21,680
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Interest Paid		$ 47,068
Income Taxes Paid		$ -

The accompanying notes are an integral part of these financial statements.

LAFISE SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Organization and Business - The Company was incorporated under the laws of the State of Florida on June 1, 2001, for the purpose of selling investment products and securities and other services related to investment advisement, money management, and other business services. On November 12, 2004, the Company amended its articles of incorporation to increase the number of authorized shares of its capital stock from 1,000,000 to 5,000,000 shares.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies are based on United States generally accepted accounting principles.

Customers, Broker-Dealers, Trading Inventory and Investment Balances - The Company is a registered broker-dealer and maintains its accounts on a settlement date basis, however, the accompanying financial statements are prepared on a trade date basis. The Company is an introducing broker, and as such, clears all transactions through a correspondent broker who carries all customer and company accounts and maintains physical custody of customer and company securities.

All securities are valued at quoted market price and unrealized gains and losses are included in revenues from firm trading. The Company does not own any non-marketable securities at December 31, 2013.

Property, Equipment, and Related Depreciation - Depreciation of property and equipment is provided by accelerated methods of depreciation at rates calculated to amortize the cost of the assets over their estimated useful lives. The lives used in computing depreciation and amortization are as follows:

	Years
Furniture and Equipment	5

The costs of maintenance and repairs of property and equipment are charged to expense as incurred. Costs of renewals and betterments are capitalized in the property accounts. When properties are replaced, retired, or otherwise disposed of, the cost of such properties and accumulated depreciation are deducted from the asset and depreciation reserve accounts. The related profit or loss, if any, is recorded in income.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES   (CONTINUED)

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash balances consist of cash held at two commercial banks.

Use of Estimates - The financial statements have been prepared in conformity with United States generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management with consideration given to materiality. Actual results could differ from those estimates.

Government and Other Regulation - The Company's business is subject to significant regulation by various government agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Income Taxes - For income tax purposes, the Company maintains its accounts using the accrual method of accounting. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Subsequent Events - The Company has evaluated subsequent events through the date the financial statements are issued.

Loss Contingencies - Loss contingencies, including claims and legal actions arising in the ordinary course of business are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are presently such matters that will have a material effect on the financial statements.

Financial Instruments with Off-Balance-Sheet Risk - The Company, under its correspondent agreement with its clearing broker has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is therefore exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. The Company has never been required to make a payment under this indemnification. In addition, the Company believes that it is unlikely it will have to make a material payment under this indemnity and accordingly has not recorded any contingent liability in its financial statements.

NOTE 3 - NET CAPITAL RULE

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $100,000. At December 31, 2013, the Company's net capital was $ 601,159, which was $501,159 in excess of its required net capital of $100,000. At December 31, 2013, the Company's net capital ratio was .1065 to 1. At no time during the year ended December 31, 2013, was the Company's net capital short of its minimum requirement.

NOTE 4 - COMMITMENTS

The Company entered into an agreement with an affiliated entity commencing November 1, 2001, and last updated in September 2011 for the rental of office space and common areas at a current monthly rental of $12,887. In addition the agreement provides for a monthly reimbursement of $ 6,130 under an expense sharing arrangement. In addition, the Company reimburses the affiliate for certain expenses applicable to the Company, but paid for by the affiliate. This agreement can be terminated by either party with three months notice.

NOTE 5 - CASH DEPOSIT WITH CLEARING ORGANIZATION

The cash deposit of $ 100,000 with the clearing organization represents funds in a restricted reserve account that cannot be removed without the permission of the clearing organization.

NOTE 6 - AGREEMENT WITH CLEARING ORGANIZATION
In May 2007, the Company entered into a fully disclosed clearing agreement with Pershing, LLC. This agreement can be terminated by either party without cause upon ninety days written notice or within thirty days by Pershing for failure of the Company to adhere to certain of the agreement's guidelines.

NOTE 7 - FAIR VALUE

Fair Value Hierarchy - FASB ASC 820 defines fair value, establishes a framework for measuring fair value and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset occurs in the principal market for the asset or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets that the Company can access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset either directly or indirectly.

Level 3 - Unobservable inputs for the asset.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Trading securities owned at December 31, 2013, as shown in the accompanying financial statements have been valued using the valuation techniques as described in level 1 above.

NOTE 8 - INCOME TAXES

The Company files Federal and Florida corporate income tax returns. The Company's corporate tax credit is as follows:

Corporate Income Tax Credit Receivable $ 153,533

As of December 31, 2013, the Company has a Federal operating loss carry-forward of approximately $ 47,000 and a Florida operating loss tax carry-forward of approximately $ 531,000 which will expire in years through 2028.

The Federal and State income tax returns of the Company for 2010 to 2012 are subject to examination by the Internal Revenue Service, generally for three years after the returns are filed.

Deferred tax assets and liabilities are provided for significant income and expense items recognized in different years for tax and for financial reporting purposes and for net operating losses available to offset future taxable income.

Temporary differences primarily related to the Company's Federal and State net operating loss carry-forward give rise to a net deferred tax asset of $0, net of a valuation allowance of approximately $35,000.

NOTE 9 - DATE OF MANAGEMENT'S REVIEW

The Company has evaluated subsequent events through February 11, 2014, which is the date the financial statements were available to be issued. There have been no subsequent events as of the date the financial statements were available to be issued which need to be disclosed in the accompanying financial statements.

SUPPLEMENTARY INFORMATION

LAFISE SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2013

NET CAPITAL

Total Stockholders' Equity		$ 1,053,936
Add: Liabilities Subordinated to Claims of General Creditors		-
Total Capital and Allowable Subordinated Loans		$ 1,053,936

Less: Non-Allowable Assets and Other Deductions:

1. Net Property and Equipment	$ 727	
2. Interest Receivable	80,067	
3. Prepaid Corporate Income Taxes	31,314	
4. Corporate Income Tax Credit Receivable	153,533	
5. Prepaid Expenses and Other Assets	36,999	302,640
Net Capital Before Haircuts on Security Positions		$ 751,296

Haircuts on Securities, Computed, where Applicable,
    Pursuant to 15c3-1(f), including Blockage:

1. Exempted Securities	$ 145,885	
2. Debt Securities	-	
3. Options	-	
4. Other Securities	4,252	150,137
Net Capital		$ 601,159

NOTE - There are no significant differences in the computation of adjusted net capital between the revised unaudited broker-dealer focus report and the audited annual report.

LAFISE SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2013

AGGREGATE INDEBTEDNESS
Items Included in Statement of Financial Condition:

Accounts Payable Others	$ 23,676	
Accrued Commissions	40,340	
Total Aggregate Indebtedness		$ 64,016

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
Minimum Net Capital Required (6 2/3 Percent of Total Aggregate Indebtedness)	$ 4,268
Minimum Net Capital Requirement	$ 100,000
Excess Net Capital	$ 501,159
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Net Capital Required	$ 481,159
Percentage of Aggregate Indebtedness to Net Capital	10.65%

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT
Non-Applicable

LAFISE SECURITIES CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2013

The Company claims an exemption from Rule 15c3-3 under Section (k) (2) (i) of the Rule.

The Company was in compliance with the conditions of the exemption for the year ended December 31, 2013.

See Independent Auditors' Report

LAFISE SECURITIES CORPORATION

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2013

The Company claims an exemption from Rule 15c3-3 under Section (k) (2) (ii) in that all customer transactions clear through another broker-dealer on a fully disclosed basis. The clearing firm is Pershing, LLC.

The Company was in compliance with the conditions of the exemption for the year ended December 31, 2013.

SUPPLEMENTARY REPORT ON INTERNAL CONTROL

ROBERT ROTH, CPA

PETER F. JONAS, CPA

RICKEY I. MITTELBERG, CPA

JOHN C. HARTNEY, CPA

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5
For a Broker-Dealer Claiming Exemption From SEC Rule 15c3-3

Board of Directors
Lafise Securities Corporation

In planning and performing our audit of the financial statements of Lafise Securities Corporation
(the Company), as of and for the year ended December 31, 2013, in accordance with
auditing standards generally accepted in the United States of America, we considered the
Company's internal control over financial reporting (internal control) as a basis for designing
our auditing procedures for the purpose of expressing our opinion on the financial statements,
but not for the purpose of expressing an opinion on the effectiveness of the Company's internal
control. Accordingly, we do not express an opinion on the effectiveness of the Company's
internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we
have made a study of the practices and procedures followed by the Company, including
consideration of control activities for safeguarding securities. This study included tests
of such practices and procedures that we considered relevant to the objectives stated in
rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate
debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the
exemptive provisions of rule 15c3-3. Because the Company does not carry securities
accounts for customers or perform custodial functions relating to customer securities, we
did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and
   comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under
   Section 8 of Federal Reserve Regulation T of the Board of Governors of
   the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with United States generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Lafise Securities Corporation
Page Three

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida

February 11, 2014

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES

RELATED TO AN ENTITY'S SIPC ASSESSMENT REGULATION

ROBERT ROTH, CPA

PETER F. JONAS, CPA

RICKEY I. MITTELBERG, CPA

JOHN C. HARTNEY, CPA

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Applying Agreed-Upon
Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
Lafise Securities Corporation
Miami, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have
performed the procedures enumerated below with respect to the accompanying Schedule of
Assessment and Payments (General Assessment Reconciliation (Form SIPC-7) to
the Securities Investor Protection Corporation (SIPC) for the year ended December 31,2013,
which were agreed to by Lafise Securities Corporation and the Securities and Exchange
Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you
and the other specified parties in evaluating Lafise Securities Corporation's compliance
with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).
Lafise Securities Corporation's management is responsible for the Lafise Securities
Corporation's compliance with those requirements. This agreed-upon procedures engagement
was conducted in accordance with attestation standards established by the American
Institute of Certified Public Accountants. The sufficiency of these procedures is solely the
responsibility of those parties specified in this report. Consequently, we make no representation
regarding the sufficiency of the procedures described below either for the purpose for which
this report has been requested or for any other purpose. The procedures we performed and
our findings are as follows:

1. Compared the listed assessment payments in form SIPC-7 with respective
cash disbursement records entries, including cash disbursement journals and
copies of the checks issued in payment, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year
ended December 31, 2013, as applicable, with the amounts reported in Form
SIPC-7 for the year ended December 31, 2013, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting
schedules and working papers, including interim profit and loss statements
and interim unaudited Company prepared focus reports, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7
and in the related schedules and working papers, including Company prepared
unaudited interim focus reports and profit and loss statements, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which
would be the expression of an opinion on compliance. Accordingly, we do not express
such an opinion. Had we performed additional procedures, other matters might have
come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed
above and is not intended to be and should not be used by anyone other then these
specified parties.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida

February 11, 2014

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended __12/31/2013__
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
053506   FINRA   DEC
LAFISE SECURITIES CORPORATION 13*13
200 S BISCAYNE BLVD STE 3550
MIAMI, FL 33131-2379
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ **2,882**

    B. Less payment made with SIPC-6 filed (**exclude interest**)   (**1,538**)
       08/13/2013
          Date Paid

    C. Less prior overpayment applied   ( )

    D. Assessment balance due or (overpayment)

    E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

    F. Total assessment balance and interest due (or overpayment carried forward) $

    G. PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above) $ **1,344**

    H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LAFISE SECURITIES
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 21 day of February , 20 14 .

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2013
and ending 12/31/2013

Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 954,455

2b. Additions:
    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.   276,915

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions   1,231,370

2c. Deductions:
    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   50,215

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 28,182

       (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

       Enter the greater of line (i) or (ii)   28,182

       Total deductions   78,397

2d. SIPC Net Operating Revenues $ 1,152,973

2e. General Assessment @ .0025 $ 2,882

(to page 1, line 2.A.)

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